United States securities and exchange commission logo





       April 27, 2021

       Hu Anlin
       Director, Chief Financial Officer and Vice President
       PUYI, Inc.
       42F, Pearl River Tower
       No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou
       Guangdong Province, People   s Republic of China

                                                        Re: PUYI, Inc.
                                                            Form 20-F
                                                            Filed September 28,
2020
                                                            File No. 001-38813

       Dear Mr. Anlin:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




       Sincerely,


       Division of Corporation Finance

       Office of Finance